Regulatory Announcement

RECEIVED

2007 APR -4 A 7:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE


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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:13 12-Mar-07
Number	7929S



07022156

SUPPL

RNS Number:7929S
Tesco PLC
12 March 2007

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")

ANNOUNCEMENTS

9th March 2007

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1. Tesco PLC has today been notified that on 09th March 2007 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 438p on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

Director / PDMR	Number of shares
R W Brasher	25
P A Clarke	25
A Higginson	25
T P Leahy	25
T J R Mason	25
L Neville-Rolfe	25
D T Potts	25

PROCESSED

APR 11 2007

THOMSON FINANCIAL

2. The Trustees transferred 131,847 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 1,897,089 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

END